Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ZiLOG, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-108372, No. 333-114501, No. 333-114503) on Form S-8 of ZiLOG, Inc. of our report dated March 29, 2005, with respect to the consolidated balance sheets of ZiLOG, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stock holders’ equity (deficiency), and cash flows for years ended December 31, 2004 and 2003, the eight months ended December 31, 2002 and the four months ended April 30, 2002, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in December 31, 2004 annual report on Form 10-K of ZiLOG, Inc.

Our report dated March 29, 2005, contains two explanatory paragraphs. The first paragraph states that effective as of January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. The second paragraph states that the Company’s plan of reorganization under Chapter 11 of the United States Bankruptcy Code became effective on May 13, 2002; however, for financial reporting purposes the effective date of the reorganization is considered to be April 30, 2002. As a result of the adoption of “fresh-start” reporting in accordance with Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, the consolidated financial statements as of and for the years ended December 31, 2004 and 2003, and as of and for the eight months ended December 31, 2002 are presented on a different reporting basis than the periods before the emergence from bankruptcy, and are therefore not comparable.

Our report, dated March 29, 2005, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses our opinion that ZiLOG, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of a material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states:

1.	The Company’s policies and procedures did not provide for adequate management oversight and review of the determination of estimated reserves for distributor price adjustments. As result of this deficiency in internal control, a material understatement of management’s reserve computation was identified.

2.	The Company’s policies and procedures associated with the preparation and review of schedules and reconciliations supporting the consolidated statement of cash flows were not effective. These internal control deficiencies resulted in the overstatement of cash flows from operating activities and the understatement of cash flows from investing activities in a corresponding amount.

/s/    KPMG LLP

Mountain View, California

March 29, 2004